

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2010

Jeffrey S. Edison
Chief Executive Officer
Phillips Edison – ARC Shopping Center REIT Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

> **Re:** **Phillips Edison – ARC Shopping Center REIT Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed July 2, 2010**
> **File No. 333-164313**

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers referenced below correspond to the page numbers found in the courtesy copies supplied to us.

AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-11

General

1. We note your disclosure throughout that as of April 30, 2010, you had $1,288,229 in deferred offering costs. Please update this figure as of a more recently completed date.

2. Please tell us in more detail why you believe that modified FFO, or MFFO, is an appropriate measurement when assessing your operating performance.

Cover Page of Prospectus

3. We note that you will be conducting a "reasonable" best efforts offering through Realty Capital Securities, LLC. Please explain to us what constitutes a "reasonable best efforts" offering and how it differs from a "best efforts" offering. As applicable, please revise your Q&A on page 22 that indicates how the offering will proceed.

Prospectus Summary, page 1

What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?, page 12

4.   We note that AR Capital Advisor will assign a substantial portion of fees and expense reimbursements to your sub-advisor. Please revise to clarify the amounts that will be assigned to your sub-advisor. This comment also applies to the compensation table on page 110.

Compensation Table, page 110

5.   Please refer to the portion of the table that presents acquisition fees on page 111. We are unable to determine how you calculated the amounts presented. Please revise or advise.

6.   Please refer to the portion of the table that presents financing fees on page 112. We are unable to determine how you calculated the amounts presented. Please revise or advise. Please note that this comment also applies to footnote (3) on page 76.

Appendix A – Prior Performance Tables, page A-1

Phillips Edison Tables, page A-3

Table I – Experience in Raising and Investing Funds, page A-3

7.   Please include the corresponding dollar amount in the "Available for Investment" row of the table.

Part II – Information Not Required In Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

8.   We note your response to comment 2 in our letter dated May 6, 2010 and that you have filed the Sub-Advisory Agreement as exhibit 10.4 to your registration statement. We note that the agreement, as filed, appears to omit schedules to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the agreement in its entirety or advise.

REVISED SALES LITERATURE SUBMITTED MAY 17, 2010

9.   We note your response to comment 5 in our letter dated May 6, 2010. We note that the risk factors are still difficult to read due to the size of the font and placement of them on the website, banner, consumer hard card and tri-fold brochure. Please revise to more clearly highlight your risk factors.

10.   We note that many of your sales literature pieces, such as the website, hard cards and tri-fold brochure, reference your share repurchase program. Please revise all pieces of sales literature that discuss the share repurchase program to disclose the following:

- You will repurchase no more than 5% of the weighted-average number of shares outstanding during the prior calendar year;

- The cash available to redemptions will be limited to the proceeds from the distribution reinvestment plan; and

- The board of directors may suspend, amend or terminate the program.

11.   Please revise the risk factors that appear in your sales literature throughout to clarify that you are also dependent on your sub-advisor.

12.   We note that in some of your sales literature pieces, you indicate that you will target your leverage at 50%. Please also disclose that you may have a maximum leverage of 75% of the cost of your investments.

Website

13.   Please refer to the portion of the website that requests visitors to accept the terms and conditions and privacy policy of the website. We further note that you require visitors to represent that they have reviewed the risk factors.   Please note that it is inappropriate to require potential investors to represent that they have read the prospectus, or a portion of the prospectus, such as the risk factors. Please revise accordingly or advise us why such requirement is appropriate. Please note that this comment also applies to the page of the website that discloses the risk factors, under the section "Not An Offer to Sell Securities."

14.   Refer to the Terms & Conditions of the website, specifically paragraph 3, which discusses website accuracy. We note that you state that visitors to your website should "verify all information before relying on it . . . ." Please tell us why you believe this is an appropriate disclaimer or revise to remove it.

Property Profile

15.   Please confirm to us that the property profile will be accompanied by a prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our prior comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Robert H. Bergdolt, Esq.
    Michael S. O'Sullivan, Esq.
    DLA Piper LLP (US)
    Via facsimile (919) 786-2200